Shinhan Card resolved to pay cash dividend to Shinhan Financial Group

On January 29, 2010, the Board of Directors of Shinhan Card, a wholly-owned subsidiary of Shinhan Financial Group (“SFG”), resolved to up-stream cash dividend of KRW 600 billion or KRW 4,786 per common share for the fiscal year of 2009, subject to the shareholder’s approval on March 23, 2010.

Since SFG wholly owns Shinhan Card, SFG will be receiving the total dividend amount from Shinhan Card.